

March 6, 2012

Via E-mail
Mr. Robert C. Arzbaecher
Chief Executive Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, WI 53051

> **RE:** **Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed October 28, 2011**
> **File No. 001-11288**

Dear Mr. Arzbaecher:

We have reviewed your response letter dated February 14, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2011

Note 12 – Income Taxes, page 50

1. We have read your proposed disclosure in response to comment 2 from our letter dated February 1, 2012. You state that certain charges impact the comparability of your geographic profits and margins. Pre-tax margins were calculated using your proposed and existing Note 12 and 16 disclosures and the factors referenced in your proposed disclosure, however this information does not enable a reader to fully understand why the foreign pre-tax margin substantially exceeds the domestic pre-tax margin. For example, Domestic and International margins (pre-tax income/revenue) for the year ended August 31, 2011 were 6% and 14%, respectively, and your current disclosure does not provide a sufficient explanation of the underlying reasons for the difference in margins. In future filings please include a discussion in MD&A that quantifies and explains to investors the

underlying reason for material changes in geographic profits and margins. Refer to Section 501.09.b of the Financial Reporting Codification for guidance.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief